Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: New Starship Parent, Inc.

Subject Company: FTAC Olympus Acquisition Corp.

Important Information and Where to Find It

In connection with the definitive agreement and plan of reorganization (the “Reorganization”) between Payoneer Inc. (“Payoneer”) and FTAC Olympus Acquisition Corp. (“FTOC”), New Starship Parent Inc. (“New Starship”) filed with the Securities and Exchange Commission (the “SEC”) a preliminary proxy statement / prospectus on February 16, 2021 (as amended) and will mail a definitive proxy statement / prospectus and other relevant documentation to FTOC stockholders. This document does not contain all the information that should be considered concerning the proposed Reorganization. It is not intended to form the basis of any investment decision or any other decision in respect of the proposed Reorganization. FTOC stockholders and other interested persons are advised to read the preliminary proxy statement / prospectus and any amendments thereto, when available, and the definitive proxy statement / prospectus in connection with the solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed Reorganization because these materials will contain important information about Payoneer, FTOC and the proposed transactions. The definitive proxy statement / prospectus will be mailed to FTOC stockholders as of a record date to be established for voting on the proposed Reorganization when it becomes available. Stockholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once it is available, without charge, at the SEC’s website at http://sec.gov or by directing a request to: FTAC Olympus Acquisition Corp., 2929 Arch Street, Suite 1703, Philadelphia, Pennsylvania 19104.

Participants in the Solicitation

Payoneer and FTOC, and their respective directors and executive officers, may be considered participants in the solicitation of proxies with respect to the potential transaction described in these materials under the rules of the SEC. Information about the directors and executive officers of FTOC is set forth in FTOC’s Prospectus dated August 25, 2020 filed with the SEC on August 26, 2020. Information regarding other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the potential transaction and a description of their interests are set forth in the proxy statement/ prospectus filed with the SEC on February 16, 2021 (as amended). These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

These materials are not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of FTOC or Payoneer, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

VIAVID
communications simplified.

Payoneer and FTAC Olympus Acquisition Corporation

Transaction Announcement Webcast

January 31, 2021

Certain information in this transcript has been updated as of May 6, 2021.

CORPORATE PARTICIPANTS

Alexis Tessier, *Senior Vice President, ICR*

Betsy Cohen, *Chairman of the FinTech Group of SPACS/FTAC Olympus Acquisitions*

Scott Galit, *Chief Executive Officer, Payoneer*

Michael Levine, *Chief Financial Officer, Payoneer*

PRESENTATION

Alexis Tessier

Hi everyone, I'm Alexis Tessier from ICR. I'd like to welcome you to the Payoneer and FTAC Olympus Acquisition Corporation Transaction Announcement Webcast.

Before we get started, I want to remind you that the information discussed today is qualified in its entirety by the Form 8-K that has been filed today by FTAC Olympus Acquisition Corporation and may be accessed on the SEC's Website including the exhibits thereto.

There is an Investor deck filed with the SEC by FTAC Olympus Acquisition Corporation as an exhibit to that Form 8-K which may be helpful to reference in conjunction with this presentation. The presentation can also be found at payoneer.com under the Investor Section.

Please review the disclaimers and reconciliations to non-GAAP financial information included therein and refer to that as a guide for today's discussion. Note that we will not be fielding any questions on today's webcast.

With that, I'd like to turn the call over to Betsy Cohen, Chairman of FTAC Olympus Acquisition Corporation. Betsy, please go ahead.

Betsy Cohen

Hello everyone, and thank you for joining us.

I'm Betsy Cohen, Chairman of the FinTech group of SPACs, including FTAC Olympus.

With me today from FTAC Olympus is CEO Ryan Gilbert, and from Payoneer, CEO Scott Galit and CFO Michael Levine.

Ryan and I are delighted to be partnering with Payoneer for its transition from a private to a public company. As with our prior six SPACs, we searched for a company that is growing at above peer rates, has a large addressable market opportunity, a well-developed platform, and excellent management. Payoneer checked all of the boxes.

For the past 10 years, Payoneer has been growing and enhancing both the tech and the touch of its global payment platform, and providing related services to a worldwide network of SMBs. Today it is at an inflection point of growth with over 100% retention, its volumes are truly recurring.

On Page 6, you can see the pro forma enterprise value of $3.26 billion or 7.6x estimated 2021 revenue, a multiple below public companies in comparable segments. This transaction will provide approximately $563 million in cash to the Company to support further enhancements to bring further growth.

Management is incented with a performance-based earnout that is both time and share price conditioned.

Now I'll turn it over to Scott Galit to share with you his excitement about the company he built.

Scott Galit

Thank you so much Betsy.

Payoneer has built a global platform that helps millions of businesses participate in digital commerce, which as we know post-COVID, has massive momentum all over the world, and we have a strong sense of purpose. Our mission is to democratize access to sophisticated financial services for any business of any size from anywhere in the world.

We have built a scaled global business that covers the whole world. From San Francisco to Shanghai to Sydney, and many places in between, we help millions of Marketplaces, Enterprises and small businesses from more than 190 countries, who in 2020 transacted more than $44 billion and generated over $345 million in revenues. The scale is obvious.

Digital Commerce is big, growing fast and due to COVID is actually accelerating digital trends globally. We are fortunate to have always focused on digital commerce, and we're very well positioned to enable its growth and benefit from these digitalization trends.

Let's take a closer look at some of the forces at work shaping our world and market opportunity.

Since our founding 15 years ago, we have been focused on how technology is transforming commerce, bringing down borders and connecting the whole world together. Accelerating cross-border activity of all types; communication, content consumption, and commerce and technology is shrinking the gap between talent and market. Now it's possible for anyone, anywhere to participate in global commerce. It doesn't matter whether it's a good you can produce, a service you can provide, code you can write, content you can create.

There is now a path to market and a path to global opportunity for billions of people in emerging markets around the world that not long ago had no real access to the rest of the world. Marketplaces and platforms are key enablers and beneficiaries. They are new matchmakers in the digital world, bringing together large numbers of buyers and sellers, producers and consumers into their ecosystems, in many cases becoming very large and very global.

While all this digitalization is changing how commerce happens all over the world, B2B payments are still dependent on the same old legacy ways of moving money around the world; wires and checks, which are analog, cumbersome, expensive and hard to access and manage. And we have heard from our customers around the world that these new types of commerce they can pursue require new financial services.

At Payoneer, we have built a new global platform that connects the world together, making it possible for the largest digital business in the most developed market to the smallest digital business in the most remote emerging market, to connect through Payoneer. One of the biggest changes to this opportunity is in emerging markets – 78% of the world's internet population is outside of North America and Europe, all of which is driving huge growth in cross-border commerce, which is expected to continue to grow faster than digital commerce overall.

From the beginning, Payoneer has inserted itself in the middle of Digital Commerce Networks: connecting marketplaces, small businesses, buyers, suppliers, banks and more and accelerating digital commerce for all of them, and the market is absolutely massive and growing quickly.

We have built an amazing platform over the past 15 years. It was very hard to build and it's even harder to replicate. There are powerful network effects in our business, we connect together marketplaces and sellers, buyers and suppliers. The core value proposition, even from the beginning, was our global coverage and connectivity with localized capabilities, connect once to Payoneer, and get the whole world.

We have a robust compliance, risk and regulatory infrastructure. We are a high tech, high touch business, with a scaled platform with modern APIs, mobile and machine learning infrastructure, a broad product suite and also a global team that works closely and locally with customers around the world, all focused on helping our customers grow. All of this is built on a trusted recognized global brand, which is what connects it all together. We do not sell infrastructure, but we serve our customers around the world from a unique scaled proven platform that we have built piece-by-piece, step-by-step supporting our customers.

We have network effects all over our business; marketplaces and millions of SMBs, buyers and suppliers, banks and digital businesses and to name just a few. It actually creates unique value for our customers to be part of our network whether it be a marketplace, small business, bank, or a partner.

Let me give an example of network effects. Our first major marketplace was a freelance marketplace that needed to pay programmers, and Payoneer helped them cover the whole world. Once those freelancers started to use Payoneer, they started to ask Payoneer if we could help them get paid by the other marketplaces they were selling on, and they started asking those marketplaces if the marketplaces could add Payoneer to their platforms.

And on and on this has gone over the years creating a unique network of participants that are interconnected and intertwined on our platform, and we actually cultivate network effects with our services. For example, a buyer and a supplier can invite each other to join our platform and once both are on our platform they can pay each other in near-real-time anywhere in the world through Payoneer.

The Payoneer network offers truly differentiated value for marketplaces and marketplace sellers. Payoneer small business customers generate 200% higher volume retention than sellers on the same marketplace getting paid into their bank accounts. All of this contributes to low-cost customer acquisition for Payoneer and actually enables more commerce to happen more efficiently for our customers. We have the opportunity to generate revenues from both sides of our networks.

One of the most exciting things we do is make global commerce local. We connect over 190 countries on our platform. We supported over 7,000 unique trade corridors last year, really connecting the whole world. Making it possible for a seller to be local wherever their buyers are and the buyers to pay locally even when they are doing business globally. This actually reduces friction and accelerates commerce.

All of this is built on a strong foundation. It's hard to bring all this together. We've built several key pillars that underpin everything we do for our customers. Like our global banking infrastructure with more than 80 banks and payments partners giving us local clearing and redundancy in over 100 countries, all

operated by our Smart Routing Platform. We are regulated in key markets around the world and a licensed Mastercard issuer.

We have a compliance infrastructure that enables us to manage more than 300,000 applications on a monthly basis from over 190 countries. This is not trivial. We literally win deals from certain marketplaces because they need us to perform KYC on the small businesses they are onboarding. Data is a huge asset. One of the benefits an industry leader has is access to more data that can be leveraged for unique insights to help their customers and help their business. Our unique data and machine learning infrastructure enables us to assess lifetime value, manage risk and underwrite customers for working capital, all of which brings us even more data.

We build on that foundation a growing set of services for our customers large and small. Making it possible for them to pay and get paid globally as easily as locally. Managing the whole world through a single global multi-currency account, and accessing a broad suite of tools they need in order to grow, like cards to pay their suppliers, Green Channel which connects them to new sales opportunities, tax solutions and more. We listen carefully to our customers and care deeply about solving for their needs.

Let’s go deeper on a few use cases to give you a better idea of how this works for our customers. We built services to enable marketplaces to pay all their sellers everywhere in the world and to enable any SMB from anywhere in the world to get paid globally. Marketplaces with global sellers face challenges figuring out how to onboard international sellers, manage risk and make payments all over the world. Marketplaces connect to our Mass Payouts API and get the whole world – one integration, one partner, one local payment to Payoneer and many payment methods around the world.

Most of the volume we handle for marketplaces stays within the Payoneer network with payments going from the marketplace in essentially real-time to small businesses that are Payoneer customers around the world.

Those SMBs have a global multi-currency Payoneer account. Historically it has been very difficult for a small business owner to access any of these types of services, let alone all of them, without having to pull together many service providers. Payoneer gives SMBs one account to cover the world, providing them with access to marketplace payments, B2B payments, currencies and countries, access to working capital, virtual cards and more, all available to SMBs globally with just one financial relationship with Payoneer.

While the marketplace business is substantial and still has huge growth potential, our customers have told us they need more. They see opportunities all over the world and they need help. In many cases, they don’t have any other financial partner that can help them. Can you imagine walking into your local bank even in the United States and asking them how they can help you sell in Asia? Now think how hard that would be for an SMB in an emerging market. That’s why our customers keep coming back to us for more, like our B2B accounts payable and accounts receivable services, which we call B2B. Every year customers from over 150 countries pay their suppliers from over 190 countries through Payoneer.

We enable our customers to create and send invoices, pay and get paid through a wide range of local and global payment methods at low cost, all geared towards B2B. B2B AP/AR is foundational to B2B trade and a huge market representing trillions of dollars a year of annual volume, and is a core part of our strategy to make global commerce local. With B2B AP/AR we have proven our ability to drive scale growth from new services on our platform and extend our network effects as more buyers bring more sellers and more sellers bring more buyers to Payoneer.

You can see in 2020 our growth accelerated even as we scaled, with volume growth over 140% as we effectively drove B2B services through our sales teams, established partnerships and improved our

customer experience. We have leveraged our global banking infrastructure, customer base, brands, network effects and sales teams around the world to cross-sell B2B AP/AR to existing customers and also opened up a whole new set of customers for us to serve. We believe B2B AP/AR will be a material driver of growth for us for years to come.

We've recently introduced some new services for customers. We've built a working capital platform based on machine learning models that combines our own proprietary data with data from partners to assess customer risk. We have already supported hundreds of millions of dollars of working capital at low loss rates for our customers. The World Bank estimated there is $3 trillion of unmet Working Capital need for small businesses in emerging markets alone.

Our new merchant services business was catalyzed by the acquisition in early 2020 of optile, a German payment technology innovator. We offer a next-generation payment platform that puts merchants in full control of their global payments, connecting across and harmonizing payment providers, payment methods, risk services and more in a unified platform that optimizes the world for them. B2B, working capital and merchant services are all huge opportunities and major investments for us. These are valuable services for existing customers, to help address their biggest challenges and capitalize on their most meaningful opportunities, and also opening up opportunities for Payoneer to serve new target customers.

Our platform comes to life through our customers. Let's look at a couple of case studies. We work with a large fast-growing eCommerce marketplace based in the United States. Even from the beginning we didn't just provide payment services. We supported the collection and management of tax compliance documentation, and we provided compliance services to ensure they were onboarding SMBs that had been verified. We regularly grow with and solve problems for our customers.

In 2020 we added support for their marketplace in Mexico, and in 2021 we have many opportunities, some of which we are already exploring, including working capital collaboration for their small businesses, Green Channel, where we are helping them identify and onboard small businesses that bring specific types of goods as well as Risk Services and Merchant Services opportunities.

Let's look at one of our larger SMB customers based in Hong Kong. They generate over $100 million in annual volume, and have grown more than 50% annually. They sell on several well-known marketplaces including Amazon, eBay and Wish and also Lazada and Shopee in Southeast Asia. We have supported them for years with Global Marketplace Payments, and also getting paid by their B2B trading partners and our Global Multicurrency Account. Through our Tax Solutions they pay their VAT in Europe.

In 2020 we expanded our relationship by provided working capital to help them invest in growth and Green Channel to match them with opportunities to expand to some new countries in Europe like Poland. In 2021 we have multiple new opportunities to upsell, including merchant services for SMBs, which will launch in 2021, our new Digital Purchasing Card and paying suppliers. Through these efforts and the overall growth in the market we have opportunities to continue to grow with our customers at double-digit growth rates well into the future.

All of this comes together to help explain why we win. We were built for this, the modern interconnected global digital economy, and our cumulative advantages are meaningful. Our global brand with presence across 190 countries; our broad ecosystem of more than 5 million small businesses, marketplaces and partners with powerful network effects; our leading infrastructure and product platform built over 15 years; our deep risk management and compliance expertise. These are all delivering an extensible, scalable business model which enables us to compete effectively in a very broad diffuse ecosystem.

The primary way B2B payments move around the world today are wires and checks, which represent tens of trillions of dollars of payments annually. Checks and wires are typically provided by banks, and we believe we have created a better way for businesses to transact globally. In much the way global digital payment providers are localizing digital consumer payments where their buyers are, we are doing the same for B2B. We also see niche players that focus on either specific countries or specific vertical markets, looking to provide services to either enterprises or small business, though rarely both.

We also want to give you a sense for our brand and how we go to market. I think of the Payoneer brand as the glue that connects the whole world of Payoneer together, and while Payoneer isn't a household name, we have built a meaningful brand. It stands for empowerment and connection and our customers understand our goal is to help them grow and succeed.

We're one of the top 1,000 most trafficked web sites in the world according to Alexa. We get 300,000 applications a month, most of which come to Payoneer either organically to payoneer.com or through referrals and partners. We host events all over the world to engage marketplaces, partners, SMBs, to connect them together, to help create new opportunities to learn and grow. We just had an event in Vietnam with more than 1,000 attendees, even in COVID. These can be all day events, with partners and speakers from all over the world, all focused on growing business together.

As a global platform we have many integrated partners including integrations with accounting software and ERP providers, logistics companies, Payoneer for Banks partners, mobile wallets and more. These partners work together with us to drive new customers and improve customer experience. For example, GCash in the Philippines, a Payoneer for Banks partner that has integrated the Payoneer global multicurrency account into their mobile wallet to enable SMBs in the Philippines to get real-time access to their global funds directly in their GCash account. And Alibaba, where we partner with their sourcing platform in China, which enables our shared customers the ability to source directly from Alibaba using their Payoneer account.

All of these powerful brand and network effects translate into a low-cost of customer acquisition and accelerating new customer growth. We have grown our new customer additions by 7x over the past several years and our volume cohorts tell a great story. As we add layer after layer of new customer cohorts, each one larger than the one before, and you can see how even our old cohorts have stability and growth.

Our unit economics are very attractive with annual net volume retention over 100% and payback period of less than 12 months. Our brand and network deliver tangible financial benefits. And what's most exciting is that we are just getting started, just scratching the surface of the opportunity to support digital commerce all over the world.

We have an exciting growth strategy with multiple drivers of growth for the long term.

First, we are going to leverage our strong market momentum and scale. We expect marketplace ecosystems to continue to grow strongly. We think we are still in the early days of marketplace commerce, which is estimated to already be 57% of eCommerce overall, it is global and growing and we have a strong market position with both marketplaces and marketplace sellers. Our B2B services accelerated at scale in 2020 and we see big opportunities to continue to grow this at a rapid rate for years to come. It's now big enough that it starts to contribute to our overall growth rate. It has also proven out our ability to upsell our customers and drive scale from new services.

We also see big opportunities to expand our ecosystem. As a global platform we are engaging with a huge range of integrated partners, banks, mobile wallets, SaaS providers and much more. Our Payoneer

for Banks platform has many exciting opportunities and we believe this will drive increasing value for our customers and for Payoneer and reinforce the network effects in our business.

Third, we are actively investing in new services. Merchant services, working capital and our Digital Purchasing Card platforms are huge market opportunities and we have meaningful structural advantages with our relationships, data and global footprint. These will not be material contributors to growth in the near term, in fact they will consume investment, but over the medium to long term we see big opportunities to accelerate growth and drive scale contributions on these new services as we upsell existing customers and expand our ability to serve new customers. To do so, we're making big investments in our technology and product teams and global infrastructure as we continue to position ourselves for additional future opportunities around the world.

Which takes us to our M&A strategy – the fourth component of our growth strategy. In 2020, we acquired optile to catalyze the launch of our merchant services business. This was a very strategic acquisition. We went on a global search for a specific type of company and optile was the best target we found and a great fit culturally. We see many opportunities to accelerate our ability to deliver more value to existing and new customers in more places by expanding our M&A efforts going forward. We hired a new Chief Strategy Officer in 2020 who will lead this effort. We see almost unlimited opportunities to expand our capabilities in eCommerce enablement, B2B payments, working capital and global merchant services to name just a few.

We're excited about our future. We believe we are uniquely positioned to accelerate the growth of digital commerce all over the world for years to come and deliver compelling financial results. Michael will now talk to you about the strong business model that comes with this exciting opportunity.

Michael Levine

Thank you Scott.

As Scott mentioned, we have a unique platform with attractive customer acquisition metrics, products and solutions that leverage a global footprint and infrastructure that took 15 plus years to build. We also have flywheel and network effects that are driven by our global reach across many of the world's leading marketplaces and platforms, which bring us more customers who in turn transact business with other customers.

Our financial model mirrors that uniqueness. Because we often sit in the center of a two-sided network as an intermediary, we have the opportunity to earn fees on the way in, earn fees on the way out, and offer additional value-added services along the way. Our goal is to solve our customers' pain points. We aim to drive customers and volume onto our platform, and once on the platform we create utility through additional products and services. This utility enables growth for our existing customers, and also generates new customer acquisition, greater customer stickiness and revenue retention. Eventually, when funds leave the platform is when we will make the majority of our revenue.

When you look deep into the components of the business, you'll see that there is a very consistent and strong core growth engine that allows us to invest in our platform and product suite so that we can grow with our customers and support their expanding needs.

Volume growth is a key driver to our success. As our customers grow, we grow. This growth is driven by secular trends in eCommerce and other verticals, customer acquisition and product expansion. In 2020, our volumes grew 53% over 2019, fueled during the pandemic by a shift to digital commerce. This secular trend will allow us to continue our strong track record of volume growth with a forecasted 38% CAGR through 2022. That continuous volume growth drives continued revenue growth.

As you can see, we forecast 25% revenue growth in 2021 and 2022. That growth is driven by the performance of our existing core business and is amplified by the addition of new marketplaces, product enhancements and traction in new business lines that are already here and growing, with a clear trajectory. Note that our growth in 2020, when normalized by adjusting for the COVID-impact on travel, as well as interest income, was 31% compared to the reported number of 9%. Our net volume retention of greater than 100% illustrates the strong recurring nature of our business and supports sustainable long-term revenue growth.

Our revenue model is generally driven on an ad valorem basis. So, the majority of our revenues is measured as a percentage of our volume, we call that our take rate. Our blended take rate is a composite of our different businesses and products that vary across customer demographics and geographies and can change over time. We manage our blended take rate to drive higher margins and more favorable customer mix shifts which allow us to sustain strong overall revenue growth rates.

By leveraging our global scale, we have demonstrated an ability to reduce our underlying transaction costs.

When we adjust for the impact of the pandemic by excluding certain travel marketplaces, our 2020 volume growth rate increased from 53% to 67%. This demonstrates the diversification and strength of our core business as we benefit from the growth of eCommerce and the acceleration of digitalization in other verticals. The change in the blended take rate in 2020 was a result of a number of drivers including travel, interest income, product and customer mix shifts, and other factors including pricing investments in certain verticals and geographies. In 2020, we were able to reset our pricing such that some of the major investments are behind us and we can manage future investments at a slower pace. The 31% growth in adjusted revenues reflects a strong core growth engine that we believe can support 25% topline growth in the near term.

As our business continues to grow and our investments reach scale, we believe we will be able to reach a sustainable 20% plus revenue growth and 20% plus EBITDA margin. This transaction with FTAC Olympus will support that growth both with capital to invest in our business expansion as well as dry powder for future organic and inorganic investments, and this in turn will support our global brand and enhance our reputation as a valued commerce enabler and major global financial platform. Now let me turn it back to Scott.

Scott Galit

We're very excited about our business. We have built a leading global network that has become indispensable to how the digital world does business. We have a massive addressable market with strong tailwinds from the continued growth of digital commerce and cross-border B2B. We have a robust global platform, brand, product suite and network effects that create sustainable competitive advantage. We have compelling unit economics and a strong business model with a multi-pronged growth strategy that builds on our accelerating momentum to deliver growth for many years to come. All led by a proven team with a demonstrated ability to drive growth, manage risk and deliver shareholder value. Thank you.

Payoneer®

Connecting Today's Borderless World

INVESTOR PRESENTATION

Updated May 6, 2021

Please see our SEC filings under "New Starship Parent, Inc." for the most up to date information.



Disclaimers

Information Subject to Change

The information, including financial information, contained herein has not been finalized and is subject to change. This confidential presentation was prepared exclusively for the benefit and internal use of the party to whom it is directly addressed and delivered in connection with the evaluation of a potential transaction (the "Business Combination") between FTAC Olympus Acquisition Corporation ("FTOC") and Payoneer Inc. ("Payoneer"). Any further distribution or reproduction of this presentation, in whole or in part, or the divulgence of any of its contents, is unauthorized. By accepting the presentation, each recipient agrees to maintain the confidentiality of the information contained herein in accordance with the confidentiality undertaking previously provided to FTOC. To the fullest extent permitted by law, in no circumstances will Payoneer or FTOC or any of their respective subsidiaries, stockholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this presentation, its contents, its omissions, reliance on the information contained within it or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither Payoneer nor FTOC has independently verified the data obtained from these sources and cannot assure you of the data's accuracy or completeness. This data is subject to change. In addition, this presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Payoneer or the proposed Business Combination, and none of FTOC, the Company or their respective affiliates or representatives makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this presentation, and the recipient disclaims any such representation or warranty. Viewers of this presentation should each make their own evaluation of Payoneer and of the relevance and adequacy of the information and should make such other investigations as they deem necessary.

This presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of FTOC, Payoneer or any of their respective affiliates. Any such solicitation will be conducted pursuant to a proxy statement or registration statement (the "Proxy Statement") filed by FTOC, Payoneer and/or their respective affiliates with the Securities and Exchange Commission. You should not construe the contents of this presentation as legal, tax, accounting or investment advice or a recommendation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this presentation, you confirm that you are not relying upon the information contained herein to make any decision.

Forward-Looking Statements

Certain statements in this presentation may be considered "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or FTOC's or the Company's future financial or operating performance. For example, projections of future Volume, Revenue, and Operating Income are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "should," "expect," "intend," "will," "estimate," "anticipate," "believe," "predict," "potential" or "continue," or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by FTOC and its management, and Payoneer and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination; (2) the outcome of any legal proceedings that may be instituted against FTOC, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of FTOC, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet the Nasdaq's listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of Payoneer as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that Payoneer or the combined company may be adversely affected by other economic, business and/or competitive factors; (11) Payoneer's estimates of its financial performance; and (12) other risks and uncertainties set forth in the section entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in FTOC's Prospectus dated August 25, 2020 filed with the Securities and Exchange Commission on August 26, 2020, the section entitled "Risk Factors" in FTOC's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, as well as any further risks and uncertainties to be contained in the Proxy Statement filed after the date hereof.

Nothing in this presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither FTOC nor the Company undertakes any duty to update these forward-looking statements.

Financial Information; Non-GAAP Financial Measures

The financial information and data contained in this presentation is unaudited and does not conform to Regulation S-X. Accordingly, such information and data may not be included in any proxy or may be presented differently in any proxy statement or registration statement to be filed by FTOC with the SEC. The "Pro Forma" financial data included herein has not been prepared in accordance with Article 11 of the SEC's Regulation S-X, is presented for informational purposes only and may differ materially from the Regulation S-X compliant unaudited pro forma financial statements of Payoneer to be included in the Proxy Statement in connection with the proposed Business Combination (when available). In addition, all historical financial information included herein is preliminary and subject to change pending finalization of the audits of Payoneer as of and for the years ended December 31, 2019 and 2018 in accordance with PCAOB auditing standards. Except as otherwise noted, all references herein to full-year periods refer to Payoneer's fiscal year, which ends on December 31.

Some of the financial information and data contained in this presentation, such as Adjusted Revenue has not been prepared in accordance with United States generally accepted accounting principles ("GAAP"). Payoneer defines Adjusted Revenue as Revenue less revenue from two travel marketplaces and interest income.

Disclaimers (cont.)

Payoneer uses these non-GAAP measures to compare Payoneer's performance to that of prior periods for budgeting and planning purposes. FTOC and Payoneer believe these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Payoneer's results of operations. Payoneer's method of determining these non-GAAP measures may be different from other companies' methods and, therefore, may not be comparable to those used by other companies and Payoneer does not recommend the sole use of these non-GAAP measures to assess its financial performance. Payoneer management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in Payoneer's financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. You should review Payoneer's financial statements, which will be included in the Proxy Statement in connection with the proposed Business Combination (when available), and not rely on any single financial measure to evaluate Payoneer's business.

Other companies may calculate Adjusted Revenue differently, and therefore Payoneer's Adjusted Revenue may not be directly comparable to similarly titled measures of other companies.

See the Appendix for a description of these non-GAAP measures and a reconciliation of the historic measures to Payoneer's most comparable GAAP financial measures.

This presentation contains financial forecasts of Payoneer, namely, Payoneer's Revenue and Operating Income for 2020 to 2022, and Adjusted Revenue for 2020. Neither Payoneer's independent auditors, nor the independent registered public accounting firm of FTOC, audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this presentation. These projections should not be relied upon as being necessarily indicative of future results. The projected financial information contained in this presentation constitutes forward-looking information. The assumptions and estimates underlying such projected financial information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See "Forward-Looking Statements" above. Actual results may differ materially from the results contemplated by the projected financial information contained in this presentation, and the inclusion of such information in this presentation should not be regarded as a representation by any person that the results reflected in such projections will be achieved.

Industry and Market Data.

In this presentation, FTOC relies on and refers to certain information and statistics obtained from third-party sources which it believes to be reliable, including reports by market research firms. Neither FTOC nor Payoneer has independently verified the accuracy or completeness of any such third-party information.
This presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners.

Certain information in this presentation has been updated as of May 6, 2021.

Today's Presenters

FTAC Olympus Acquisition Corp.



Betsy Z. Cohen
Chairman of the Board

- Chairman of FinTech Acquisition Corp IV and V
- Previously Chairman of FinTech Acquisition Corp I, II, and III
- Previously CEO and Founder of The Bancorp Bank



Ryan Gilbert
President and CEO

- GP, Propel Venture Partners
- Board member of bKash, Guideline, Ease, Steady, Charlie, and Grabango
- Previously Advisor at Square and Vice President at MoneyGram

Payoneer



Scott Galit
Chief Executive Officer

- Joined Nov 2010
- Scott previously served as SVP at MasterCard, SVP/GM at First Data, EVP at MetaBank, CEO of Solspark and an investment banker at DLJ



Michael G. Levine
Chief Financial Officer

- Joined Oct 2011
- Michael's extensive experience includes Commercial and Investment Banking, Prepaid/Stored-Value, Software and Technology

Overview of FTAC Olympus Acquisition Corp.

Strong Strategic Partner	• Sponsor team brings deep expertise in FinTech and financial services sectors
Leader in the SPAC Market	• A pioneer in the evolution of the SPAC structure since 2015 to unlock significant value in partnership with attractive companies seeking to become public
Experienced Leadership Team	• Team with operational and financial experience with an investor lens to complement Payoneer's
Impressive Track Record	• Consistent track record of impressive shareholder returns across CardConnect, Intermex, and Paya with Perella Weinberg Partners recently announced • Stellar reputation with institutions for quality asset selection

cardconnect.	intermex International Money Express	paya	P / W / P PERELLA WEINBERG PARTNERS
+90% return(1)	**+65% return(2)**	**$250mm**	**$125mm**
From IPO to sale to First Data in July 2017	Since IPO	Upsized PIPE	Upsized PIPE

Source: Public Filings, FactSet

1. Return on units based on acquisition consideration paid by First Data of $15 per share of CCN common stock and $3.99 per CCN warrant (assumes warrants were issued within 30 days of acquisition closing), per tender offer statements filed by CCN and First Data with the SEC on June 7, 2020.
2. Return based on IMXI common stock closing price as of February 1, 2021. For each whole warrant, reflects 0.201 shares of IMXI common stock and $1.12 in cash issued to warrant holders pursuant to IMXI's Offer to Exchange Warrants filed on Form S-4 with the SEC on March 28, 2019.

Transaction Summary

Key Highlights

Valuation	• Pro forma enterprise value of $3.27bn, which equates to 7.6x 2021E revenue of $432mm
Capital Structure	• $563mm of cash held on the pro forma balance sheet[1]
Earnout Shares	• Earnout of 30mm shares • 50% granted if closing share price above $15 within first 30 months[2] • 50% granted if closing share price above $17 within first 60 months[2]

Implied Sources & Uses

($ in mm)

Sources	
Existing Payoneer Shareholder Equity[5]	$2,661
Cash Held in Trust	$755
Proceeds from PIPE	$300
Total Sources	**$3,716**

Uses	
Existing Payoneer Shareholder Equity[5]	$2,661
Cash Consideration[6]	$457
Cash on Payoneer Balance Sheet	$463
Estimated Transaction Expenses[7]	$95
Pay Down of Debt	$40
Total Uses	**$3,716**

Capitalization

($ in mm)

Implied Market Capitalization[3]	$3,796
Net Debt[4]	(525)
Pro Forma Enterprise Value	$3,271

Pro-Forma Ownership[8]

Existing Payoneer Shareholder Equity[9]	68.1%
FTOC Public Shareholders	19.2%
FTOC Sponsor[10]	5.0%
PIPE Shareholders	7.6%

Note: Figures above subject to final tax / legal review. Assumes no redemptions.

1. Unrestricted cash; does not include restricted deposits or accounts receivable related to Payoneer's working capital business.
2. Closing share price for 20 days within any 30-trading day period.
3. Reflects the forfeiture of 1.94mm founder shares in connection with the transaction. Includes 5.8mm founders shares (1/3 of the retained 17.5mm founder shares) that are not subject to price based transfer restrictions following closing. The remaining 11.6mm founder shares are divided into two equal tranches and cannot be sold or transferred until closing stock price meets or exceeds $15 and $17, respectively, for 20 out of any 30 consecutive trading days (the "Price Targets"). Excludes Payoneer earnout shares and Payoneer management transaction pool of 1mm shares, all of which are subject to vesting at the Price Targets.
4. Based on balance sheet figures as of December 31st, 2020. Net debt includes $38mm of mezzanine securities (Series 1 Senior Preferred Stock) less $563mm of unrestricted cash on balance sheet. Excludes restricted deposits and accounts receivable related to Payoneer's working capital business.
5. Total equity consideration to Payoneer includes any shares to be issued in respect of Payoneer warrants and options. Assumes Payoneer outstanding debt of $40mm at close will be paid down with existing cash on hand. Assumes Payoneer's $38mm of outstanding mezzanine securities (Series 1 Senior Preferred Stock) will be assumed by the pro forma entity. Excludes Payoneer earnout shares.
6. Cash consideration to Payoneer equityholders of $457mm determined based on Payoneer's capitalization table as of February 2, 2021 and vested date of March 31, 2021. Exercise of vested options or warrants will be added to cash on balance sheet. Cash consideration to Payoneer equityholders, as illustrated, does not include the payoff of the Series 1 Senior Preferred Stock, which will be assumed by the pro forma entity.
7. Represents an estimate of transaction expenses. Actual amounts may vary and may include expenses unknown at this time.
8. Excludes 25.2mm public warrants and 30mm of Payoneer earnout shares. Private placement warrants will be forfeited in connection with the transaction.
9. Excludes Payoneer earnout shares and includes the Management Transaction Pool for 1mm shares. Total equity consideration to Payoneer includes any shares to be issued in respect of Payoneer warrants and options. Assumes Payoneer outstanding debt of $40mm at close will be paid down with existing cash on hand.
10. Includes shares subject to earnout conditions.

Who We Are:

Global payment and commerce-enabling platform powering growth for millions of digital businesses

Our Mission:

Democratize access to financial services and drive growth for digital businesses of all sizes from around the world



Payoneer At a Glance


Payoneer Team Locations
New Planned Locations

"Payoneer has been our passport for global growth."
Tophatter

5M+
Marketplaces, Enterprises and SMBs[(1)(2)]

190+
Countries & Territories[(2)]

$44B
2020F Volume[(3)]

$345M+
2020F Revenue[(3)]

1. Customer count includes all customers since launch and excludes the end customers of Payoneer's Enterprise GBT clients.
2. As of December 31, 2020.
3. All figures for year ended December 31, 2020 are preliminary and unaudited and subject to change.

Our Business is Well Positioned in the Large, Fast-Growing Global Digital Commerce Market



Technology is Transforming Commerce Globally Creating a Need for a New Global Financial Platform

Acceleration of Digitalization

Developed & Emerging Markets Now Interconnected, Driving X-Border Growth

Unprecedented Access to Global Markets Creates Opportunity for Billions of People

Marketplaces & Platforms are Key Enablers



Marketplaces
Gig Economy / Freelancers
Merchants
Buyers
Suppliers
Banks
Digital Wallets
ECOMMERCE
SOCIAL PLATFORMS
TRAVEL
B2B
SERVICES
E-LEARNING
Payoneer

Our Market Opportunity is Large and Rapidly Expanding

A Large Growing Global Market[1]...


~$26 Trillion
Global E-Commerce Volume
~$18 Trillion
E-Commerce Volume in Top 7 Countries
~$9 Trillion
U.S. E-Commerce Volume
70%
34%

...Driven by Strong Trends

30% Projected B2B cross-border payment volume growth to 2022[2]

~400M SMBs worldwide[3]

4.9B Internet users globally[4]

78% Of global internet users are outside of North America / Europe[4]

1. UNCTAD – 2018 figures - https://unctad.org/system/files/official-document/tn_unctad_ict4d15_en.pdf.
2. Juniper Research – 2020 Figure - https://www.juniperresearch.com/press/press-releases/b2b-cross-border-payments-to-grow.
3. Global Naps – 2019 figures - https://globalnaps.org/issue/small-medium-enterprises-smes/.
4. Internet World Stats – September 30, 2020 – https://www.internetworldstats.com/stats.htm.

The Power of Our Platform

We connect and monetize two-sided networks

We provide global connectivity with localized capabilities

We have a robust and scalable compliance, risk & regulatory infrastructure

We combine modern technology and global service to drive growth for our customers

We have a trusted, recognized brand across both the developed and emerging world

We Connect and Monetize Two-Sided Networks



Marketplaces
SMBs
Access New Markets
Ensure Global Compliance
Omni-Channel Commerce
Streamline B2B Payments
Drive Global Growth
Partners
Attract New Customers
Access Growth Capital
Act Local Globally
In-Network Instant Payments
Find New Partners
Banks
Data
Risk Management
Security
Flexible Technology
Payoneer

Payoneer delivers 200%+ more volume retention[(1)]

1. Compared to white label bank payments for same marketplaces.

We Make Global Business Local


Russia
Europe
UK
North &
Central America
Asia
China
Middle
East
SE Asia
South
America
Africa
Australia

REACH

190+

Countries & Territories[(1)]

SCALE

7,000+

Trade Corridors[(1)]

HARD TO REPLICATE

15+

Years to Build

"What I love about Payoneer is the freedom I have to use it all over the world."

Eliana - Argentina - SMB

1. As of December 31, 2020.

Our Foundation: Robust Technology, Risk & Compliance Infrastructure

Global Banking Infrastructure
- Smart Routing platform
- Redundancy in over 100 countries(1)
- 100+ countries local clearing(1)

Global Operations
- Localized global account management
- Dozens of languages supported
- Scaled regional operations

Data & Machine Learning
- Lifetime value and churn prediction
- Fraud management and Working Capital underwriting models
- CRM indicators and success measurement

Payoneer

Regulatory Infrastructure
- Regulated across key markets including US, Europe, Hong Kong, Japan, Australia(1)
- Licensed MasterCard issuer
- Comprehensive AML program

Risk & Compliance
- Global SMB onboarding & underwriting
- 300k applications monthly(2)
- Unique risk management capabilities

Secure, Scaled Technology
- Robust cybersecurity
- API access across platform
- Accounting/ERP/Partner integrations

1. As of December 31, 2020.
2. Based on an average of monthly applications from January 2020 to December 2020.

Comprehensive Product Suite

- Global Payments
- Multi-Currency Account
- Physical & Virtual Cards
- B2B AP / AR
- Working Capital
- Merchant Services
- Compliance & Risk Services
- Tax Solutions
- Green Channel

Simple Global Payments for Marketplace Ecosystems

Payoneer works with 9 of the top 20 most valuable companies in the world[(1)]

Streamlined Global Mass Payments

Payoneer

API Integration for Onboarding and Payment Flows

"Payoneer provides the best-in-class support to Shopee's one stop cross-border seller solution."

Shopee

PAYONEER ACCOUNT

Global Collections for Marketplace SMBs

MOBILE WALLET

LOCAL BANK TRANSFER

BANK WIRE

PAPER CHECK

PHYSICAL AND VIRTUAL CARDS

1. As of December 31, 2020, based on market capitalization from CapitalIQ.

Global Multi-Currency Account for SMBs

We make it easier for SMBs to expand globally by making cross-border transactions seamless

- Marketplace Payments
- B2B AP / AR
- Global Multi-Currency Account
- Working Capital
- Pay Suppliers
- Physical & Virtual Cards
- ERP Integrations
- Tax Solutions


9:41 AM
100%
Transactions
Filters
All transactions
Feb 16, 2018
Fiverr
769.31 USD
Completed
Feb 15, 2018
Upwork
1,709.83 EUR
Completed
PriceCo
-273.48 EUR
Completed
Feb 6, 2018
Liberty Square - ATM
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"Payoneer I believe, is the only reliable option, which not only empowers Pakistanis but also millions of businesses around the world."

Syed - Pakistan - SMB

B2B AP / AR Momentum Demonstrates Ability to Extend the Platform

B2B AP / AR

Localizing Global Payments for Exporters and Importers



Invoice
Seller
Buyer
Payment into Multi-Currency Account

Volume

140%+ YoY Volume Growth in 2020[1]



$1,000
$800
$600
$400
$200
-
($ in mm)
Q1'17
Q2'17
Q3'17
Q4'17
Q1'18
Q2'18
Q3'18
Q4'18
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20
Q4'20

"Payoneer has solved all my business issues regarding payment, which makes it really easy to operate globally."

Jorge - Spain - SMB

1. Year over year volume growth is based on 2019 and 2020 calendar year.

Innovation to Meet Customer Needs Opens Large Market Opportunities

Working Capital

Providing SMBs the Capital They Need to Grow


Merchant
Machine-Learning Underwriting
Obtain Capital
Automatic Repayment

Merchant Services

New Technology Enables Merchants to Optimize Their Payments and Expand Globally


Merchant
Next Generation Payments Platform
APM
PSP
Risk

"Payoneer's working capital is the obvious solution to our problem."

Hao - US - SMB

Payoneer – Beyond Payments

US Marketplace

Customer Profile

$1bn+ annual volume[(1)],
60%+ CAGR[(2)]

MARKETPLACES

Payoneer Value

- Mass Payouts
- Tax Solutions
- Compliance

NEW IN 2020

- Mexico Marketplace

NEW OPPORTUNITIES

- Working Capital
- Green Channel
- Trust Services
- Merchant Services

SMB in Hong Kong

Customer Profile

$100mm+ annual volume[(1)],
50%+ CAGR[(3)]

MARKETPLACES

amazon wish LAZADA Shopee ebay

Payoneer Value

- Global Payments
- B2B AP / AR
- Global Multi-Currency Account
- Tax Solutions

NEW IN 2020

- Working Capital
- Green Channel

NEW OPPORTUNITIES

- Merchant Services
- Digital Purchasing Card
- AP Payments to Suppliers

1. For each of the years ended December 31, 2019 and 2020.
2. Two-year Volume CAGR between 2018A and 2020F.
3. Four-year Volume CAGR between 2016A and 2020F.

Why We Win

Payoneer ADVANTAGES

- Global brand with presence across 190+ countries[(1)]
- Broad ecosystem of SMBs, marketplaces and partners with powerful network effects
- Leading infrastructure and product platform built over 15+ years
- Deep risk management and compliance expertise
- Extensible and scalable business model

LANDSCAPE

- Global Digital Payment Providers
- Local Niche Players
- Large Banks

1. As of December 31, 2020.

Diversified Distribution Strategy with Attractive Unit Economics



We Go To Market Globally with a Trusted, Empowering Global Brand

The Payoneer Brand


Payoneer
Brand is trusted and represents empowerment and connectivity

Global & Local Teams


Payoneer

Local teams, global marketing platform, enable close engagement with customers

Connecting Marketplaces & SMBs


Connect marketplaces, partners and SMBs at events all over the world to engage, learn and grow

Network Effects

Strong network effect across marketplaces, partners, customers and affiliates drives low-cost customer acquisition


Payoneer
Go Global!

In the Top 1,000 Most Trafficked Websites in the World(1)

1. Payoneer's Alex Rank is 915 as of January 11, 2021 based on 90-Day Average Global Internet Traffic - https://www.alexa.com/siteinfo/payoneer.com

We Scale Our Business with an Integrated Global Partner Ecosystem

Broad Partner Ecosystem Adds Value to Our Comprehensive Platform

Marketplaces

ERP Systems

Financial Institutions

Mobile Wallets



Sourcing

Marketing Services

Logistics Companies

Accounting & Tax Service Providers

Selected Partner: GCash

Partnered with the #1 mobile finance app[(1)] in the Philippines enabling SMBs to get paid globally & access funds in real-time

20M
Active GCash Users[(2)]

30K
GCash linked Payoneer Accounts in first 90 days[(3)]

~14K
New Payoneer Applications in first 90 days[(3)]

1. October 2020 – https://www.manilastandard.net/tech/business0/338250/app-annie-gcash-reigns-as-no-1-finance-app-in-ph.html.
2. January 2021 - https://www.gcash.com/.
3. For the period beginning on September 1, 2020 and ending on November 30, 2020.

Driving Powerful Network Effects…

Strong Network Effects Powering Our Customer Acquisition



More Data
Enterprises
More Volume
More Clients
SMBs
More Customers
Marketplaces
Payoneer
Platform

Proven Out by Our Rapid Acceleration of New Customer Additions[1]



7x
Increase in size of new cohorts(2)
2011A
2012A
2013A
2014A
2015A
2016A
2017A
2018A
2019A
2020F

1. Ending Q4-2020.
2. Over the period starting 2014 and ending 2020.

…And Resulting in Strong Volume Cohort Performance and Highly Attractive Unit Economics

2020 Volume[1]

~426x Volume[1] Growth from 2009-2020


2020F Cohort
2019 Cohort
2018 Cohort
2017 Cohort
2016 Cohort
2015 Cohort
2014 Cohort
Pre 2014 Cohort
2009A
2010A
2011A
2012A
2013A
2014A
2015A
2016A
2017A
2018A
2019A
2020F

>100%

Net Volume Retention[2]

<12 months

Payback Period[3]

1. SMB cohort Volume.
2. As of 2020 - Net Retention = Current period Volume from existing customers / prior period Volume from existing customers.
3. For 2019 cohort.

Sustainable Growth Opportunities



A Multi-Pronged Strategy to Deliver Sustained Growth

Leverage Market Momentum & Scale

Extend Leadership with Marketplace Ecosystems

Expand Ecosystem

Accelerate Strategic and Channel Partnerships

Product Extension

Ramp Merchant Services, Working Capital & Card Growth Platforms

Investment in Product & Infrastructure

Inorganic Growth

Pursue Targeted, Strategic M&A

optile

Acquired 2020

Compelling Financial Model



Payoneer

Highlights of the Financial Model

Our Strengths

- Highly Efficient Customer Acquisition
- Cross-Sell New Products Increases Value per Customer
- Strong Cohort Performance
- Attractive Network Effects
- Long-term Vision

We Earn Fees When...

1. SMBs collect funds / Marketplaces pay
2. SMBs use funds
3. For value-added services to SMBs

Secular Tailwinds & Innovative Product Offering Drive Top-Line Growth

Volume ($ in bn)



38% CAGR
$14
$22
$29
$44
$64
$85
2017A
2018A
2019A
2020F
2021P
2022P

% YoY Growth					
	57%	35%	53%	44%	33%

Revenue ($ in mm)



25% CAGR
$215
$260
$318
$346
$432
$540
2017A
2018A
2019A
2020F
2021P
2022P

% YoY Growth					
	21%	22%	9%	25%	25%

Adjusted Revenue YoY growth rate of 31%[1]

1. Adjusted Revenue is defined as Revenue less Revenue from two travel marketplaces and interest income. Adjusted Revenue YoY growth rate of 31% in 2020F is based on 2019A and 2020F Revenue of $318mm and $346mm, respectively, less Revenue of $74mm and $27mm for 2019A and 2020F, respectively, attributable to two travel marketplaces and interest income. See Appendix for reconciliation.

How We Generate Revenue

Volume

$64bn

2021P Volume

X

Take Rate

68bps

2021P Blended Yield

=

Revenue

$432mm

2021P Revenue(1)

Volume Drivers

- ↑ Organic Growth from Existing Customers
- ↑ New Customers
- ↑ Up-Sell New Services
- ↑ Leverage Expanded Sales Teams and Partnerships

Take Rate Drivers

- ↑ Volume from New Services with Higher Take-Rates
- ↑ Return of Cross-border Travel
- ↓ Mix Shift to Larger Customers and Lower Take Rate, Higher Margin Bank Withdrawals
- ↓ Vertical Mix Shift and Growing Domestic Payments

1. May not reconcile due to rounding.

Resilient Performance During Pandemic

Adjusted Volume ($ in bn)[1]



67%
$ 25
$ 42
2019A
2020F

Total Take Rate[2]



1.10%
0.78%
2019A
2020F

Take Rate Considerations

- COVID Impact on international travel
- Interest income
- Vertical mix shift and growing domestic payments
- Mix shift to larger customers
- Targeted pricing investments

Adjusted Revenue ($ in mm)[3]



31%
$ 244
$ 319
2019A
2020F

1. Adjusted Volume is defined as Volume less Volume from two travel marketplaces and interest income. Adjusted Volume is based on 2019A and 2020F Volume of $29bn and $44bn, respectively, less Volume of $4bn and $2bn for 2019A and 2020F, respectively, attributable to two travel marketplaces and interest income. See Appendix for reconciliation.
2. Take Rate is based on total volume and total revenue, not adjusted volume and adjusted revenue. Take Rate is calculated as total revenue divided by total volume. Adjusted take rate in 2019A and 2020F is 0.96% and 0.76%, respectively.
3. Adjusted Revenue is defined as Revenue less Revenue from two travel marketplaces and interest income. Adjusted Revenue is based on 2019A and 2020F Revenue of $318mm and $346mm, respectively, less Revenue of $74mm and $27mm for 2019A and 2020F, respectively, attributable to two travel marketplaces and interest income. See Appendix for reconciliation.

Long Term Target Business Model

Illustrative Long Term Targets

20%+	20%+
Revenue Growth	EBITDA Margin

Key Investment Highlights

Massive Addressable Market with Strong Tailwinds

Robust Global Platform, Brand, Product Suite and Network Effects Create Sustainable Competitive Advantage

Compelling Unit Economics and Business Model

Multi-Pronged Growth Strategy Builds on Accelerating Momentum

Proven Team With Demonstrated Ability to Drive Growth and Shareholder Value While Managing Risk

Appendix



Compelling Relative Valuation

Selected Peers	Payoneer FTAC Olympus	High-Growth Payments (PayPal, adyen, bill.com, Square)	e-Commerce (shopify, BigCommerce)	Global Processors (FIS, globalpayments, fiserv.)
2022 Revenue Growth Rate	25%	29%	27%	8%
EV / Revenue Multiple[1]				
2021E	7.6 x	36.5 x	49.3 x	7.2 x
2022E	6.1 x	27.7 x	38.5 x	6.7 x
Growth Adjusted EV / Revenue Multiple[1][2]				
2021E	0.3 x	1.2 x	1.9 x	0.8 x
2022E	0.2 x	1.0 x	1.5 x	0.8 x

Note: Revenue based on net revenue, which has been standardized across companies to remove network and interchange fees. Net revenue for Adyen, BigCommerce, Bill.com, FIS, and Global Payments are based on S&P CapitalIQ. Net revenue for Paypal, Shopify, Square, and Fiserv are calculated by averaging the estimates provided by sell-side research reports.

1. Based on CapitalIQ prices as of February 1, 2021.
2. Growth Adjusted EV / revenue multiple is based on net revenue and is calculated as EV / net revenue multiple divided by 2020-2022 net revenue CAGR, which is 25% for Payoneer, 30% for High-Growth Payments, 26% for e-Commerce and 9% for Global Processors.

Income Statement

($ in mm)	Year ended December 31					
	2017A	2018A	2019A	2020F	2021P	2022P
Revenues	**$215**	**$260**	**$318**	**$346**	**$432**	**$540**
Transaction Costs	$74	$81	$95			
Other Operation Expenses	50	69	82			
Research and Development Expenses	20	29	35			
Sales and Marketing Expenses	48	50	61			
General and Administrative Expenses	21	24	31			
Depreciation and Amortization	7	8	10			
Total Operating Expenses	**$220**	**$262**	**$314**	**$363**	**$482**	**$585**
Operating Income (Loss)	**($5)**	**($2)**	**$4**	**($18)**	**($50)**	**($45)**
Financial Expense (Income)	($2)	$2	($1)			
Income (Loss) Before Taxes on Income	**($4)**	**($4)**	**$4**			
Income Tax Expense	$3	$3	$5			
Share in losses of associated companies	-	-	0			
Net Income (Loss)	**($7)**	**($7)**	**($1)**			

Reconciliation to Adjusted Revenue

($ in mm)	Year ended December 31			
	2017A	2018A	2019A	2020F
Revenue	$215	$260	$318	$346
(-) Revenue Attributable to Two Travel Marketplaces and Interest Income	(27)	(49)	(74)	(27)
Adjusted Revenue	**$188**	**$211**	**$244**	**$319**

Appendix: Risk Factors



Risk Factors (1/6)

Certain factors may have a material adverse effect on our business, financial condition, and results of operations. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. If any of the following risks actually occurs, our business, financial condition, results of operations, and future prospects could be materially and adversely affected. In that event, the trading price of our common stock following the business combination could decline, and you could lose part or all of your investment.

1. Our business depends on a strong and trusted brand, and failure to maintain and protect our brand, or damage to our reputation, or the reputation of our partners, could adversely affect our business, financial condition or results of operations
2. Our success depends on our ability to develop products and services to address the rapidly evolving market for payment services and if we are not able to implement successful enhancements and new features for our products and services, we could lose customers or have trouble attracting new customers, and our ability to grow may be limited
3. Substantial and increasingly intense competition in the worldwide financial services and payments industry, including on pricing and payment alternatives, could adversely affect our margins, business and results of operations. Competitive activity by our partners and clients that insource payment services or directly compete against our services could adversely affect our business
4. We are dependent upon consumers' and merchants' continued and unimpeded access to the internet, and upon their willingness to use the internet for commerce
5. Declines in ecommerce utilization generally, including as a result of the recovery of brick-and-mortar sales following the COVID-19 pandemic, could have a material adverse effect on our business, financial condition and our results of operations and financial condition

Risk Factors (2/6)

6. Unauthorized disclosure, destruction or modification of data, through cybersecurity breaches, computer viruses or otherwise, or disruption of our services, could expose us to liability and/or damage our reputation
7. Failure to protect, enforce and defend our intellectual property rights, may diminish our competitive advantages or interfere with our ability to market and promote our products and services. We use open-source software and may be subject to claims from licensors related to ownership and use rights
8. Our products and services may not function as intended due to errors in our or our third-party providers' software, hardware, and systems, product defects, or due to security breaches or human error in administering these systems, which could materially and adversely affect our business
9. Our systems and our third-party providers' systems may be subject to system failures or capacity constraints and, resulting interruptions in the availability of our platform, products, or services, including the accessibility of our solutions through mobile devices, could harm our business
10. Because we rely on third parties to provide services, we could be adversely impacted if they fail to fulfill their obligations or if our arrangements with them are terminated and suitable replacements cannot be found on commercially reasonable terms or at all
11. From time to time we are subject to various legal proceedings which could adversely affect our business, financial condition or results of operations
12. Our risk management framework, including our counterparty risk management, may not be fully effective in mitigating our risk exposure against all types of risks

Risk Factors (3/6)

13. The failure to attract and retain key personnel could have a material adverse effect on our business
14. Acquisitions, joint ventures or other strategic transactions create certain risks and may adversely affect our business, financial condition or results of operations
15. We are subject to risks relating to the availability of capital for our Working Capital products, as well as risk of losses relating to our Working Capital products
16. Our business is subject to extensive government regulation and regulatory oversight, as well as extensive, complex, overlapping, and frequently changing rules, regulations, and legal interpretations. Failure to comply with these rules and regulations, or adjust to changes thereof, may result in enforcement actions by regulatory bodies, including improvement orders, fines or the loss of a license to provide services in the jurisdictions we provide services from, which may prevent us from serving customers in certain countries or offering certain services in certain countries, and could materially harm our business
17. Our results of operations may be adversely affected as a result of any decrease in revenue from customers operating in China as a result of regulatory changes or occurrences under other risk factors discussed herein. As a significant portion of our revenue is generated from China, any negative impact to our ability to serve customers based in China could exacerbate the other risks set forth herein
18. Our business is subject to complex and evolving regulations and oversight, including in relation to privacy and data protection. Failure to comply with applicable data protection laws and regulations could subject us to fines and reputational harm
19. If we fail to comply with the applicable rules and policies of the payment network card schemes or the terms of a payment network card scheme license, they could seek to fine us, suspend us or terminate our participation license, which could adversely affect our business
20. Our results of operations may be adversely affected by changes in foreign currency exchange rates

Risk Factors (4/6)

21. If we fail to comply with the applicable requirements of our counterparty financial institutions and banking partners, they could seek to suspend or terminate our accounts, which could adversely affect our business
22. We depend on counterparty financial institutions and payment service providers to support our operations. If one or more of our counterparty financial institutions or payment service providers default on their financial or performance obligations to us, change their business strategy or requirements, become subject to regulatory action, or fail, our results of operations and financial condition may be adversely affected and we may incur significant losses
23. Failure to effectively deal with bad, fraudulent or fictitious transactions and material internal or external fraud could negatively impact our business
24. Use of our payments services for illegal purposes could harm our business
25. Changes and evolving requirements in tax laws or their interpretation, including as applied to us and our customers, could adversely affect our business
26. Any factors that reduce cross-border trade or cross-border digital commerce, make such trade or commerce more difficult or diminish e-commerce sales and/or limit activity of ecommerce marketplaces could harm our business
27. Our failure to manage our customer funds properly could harm our business

Risk Factors (5/6)

28. Our business may be adversely affected by geopolitical and other risks associated with global operations. As we continue to expand internationally, including within emerging markets, we may become more susceptible to these risks. A significant number of our employees, including certain management members, are employed under our Israeli subsidiary, and accordingly, political, economic, and military conditions in Israel and the surrounding region may directly affect our business and operations. An occurrence of a natural disaster, widespread health epidemic, war or other outbreaks could have a material adverse effect on our business, financial condition and results of operations. For example, in the first two quarters of 2020, as a result of the COVID-19 pandemic, travel-related commerce significantly declined
29. The extent to which the COVID-19 pandemic and measures taken in response thereto impact our business, results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted
30. Failure to comply with anti-money laundering, economic and trade sanctions regulations and similar laws, could subject us to penalties and other adverse consequences
31. We depend on technical systems that are dependent on timely adjustment to changing sanctions regulations and laws
32. If we are unable to renew client contracts at favorable terms or we lose significant clients, or if an ecommerce marketplace were to prevent our customers from using our services to get payment from such marketplace, our results of operations and financial condition may be adversely affected. For example, customers that use our platform to receive payments from Amazon marketplaces around the world generate a significant portion of our revenue and accordingly, should Amazon change its requirements or impose restrictions on sellers on its platform, our financial condition and results of operations may be adversely impacted

Risk Factors (6/6)

33. As our revenue has increased, our growth rate has slowed at times in the past and may slow or decline in the future. Future revenue growth depends on our ability to retain existing customers, attract new customers, and increase sales to both new and existing customers
34. Following the completion of the business combination, the price of our common stock could decline if securities analysts do not publish research or if securities analysts or other third parties publish inaccurate or unfavorable research about us
35. Following the completion of the business combination, future sales of our common stock, or the perception that such sales may occur, could depress our common stock price
36. If we fail to implement and maintain effective internal controls over financial reporting, we may be unable to accurately or timely report our financial condition or results of operations, which may adversely affect our business
37. Our management team has limited experience managing a public company
38. We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices